VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

Attention:	Evan Jacobson
Tamara Tangen

Re:	Excel Corporation.
Registration Statement on Form S-l (File No. 333-173702)

Ladies and Gentlemen:

On behalf of Excel Corporation (the “Company”), we are hereby filing Amendment No. 4 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2011 (the “Registration Statement”).  For your convenience, we have enclosed a courtesy package which includes two copies of Amendment No. 4 which have been marked to show changes from the filing of Amendment number 3 to the Registration Statement.

Amendment No. 4 has been revised to reflect the Company’s responses to the comments received by email on June 30, 2011 from the staff of the Commission (the “Staff”) and to update the number of shares being offered in the offering, which has increased from 400,000 shares to 1,000,000 shares.  For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Additional changes

The Registration Statement has been amended to increase the size of the offering to 1,000,000 shares of common stock. Changes have been made to the fee calculation table, dilution, use of proceeds, summary of the offering and elsewhere as appropriate to reflect the number of shares being registered and offered.

Use of Proceeds, page 17

1.	We reissue prior comment 4 in part; please revise this section to include a brief description of how you plan to use proceeds from this offering to develop your V7 brand.

Response

Complied with. Disclosure has been added to this section to reflect the use of the $10,000 for V7. In addition, the Use of Proceeds now reflects proceeds of $400,000 from the sale of 1,000,000 shares of common stock.

Exhibit 5.1

2.	Your legal opinion is dated April 25, 2011, and the conclusions it expresses are limited to the facts and law on that date. Please file a current legal opinion with your amendment.

Response

Complied with. A revised opinion has been filed as Exhibit 5.1.

Exhibit 10.2

3.  The copy of this exhibit filed on May 31, 2011 does not include the typed signatures of the parties to the agreement. Please confirm that the parties have entered into the agreement and file a copy containing conformed signatures.

Response

Complied with. A revised Escrow Agreement has been filed as Exhibit 10.2. The Agreement has been executed by the parties and a conformed copy has been filed.

Exhibits

An updated consent of the auditors has been filed as Exhibit 23.1.

Kindly feel free to contact me with any questions or comments.

Sincerely,

MEISTER SEELIG & FEIN LLP

Mitchell Lampert